Filed by Amneal Pharmaceuticals LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Impax Laboratories, Inc.

Commission File No.: 001-34263

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Dear [Insert Customer/Vendor/Business Partner name]:

As an important partner of Amneal, I want to share with you directly that Amneal Pharmaceuticals LLC and Impax Laboratories, Inc. have announced a definitive agreement under which Amneal will combine with Impax. The combination will create a diversified specialty pharmaceutical company with a robust U.S. generics business that will rank as the 5th largest in the United States by gross sales revenues and a growing specialty franchise.

The new Amneal Pharmaceuticals, Inc. will have broad commercial reach across the U.S., a diverse pipeline with approximately 315 products filed or under development, and significant, cost efficient global manufacturing and development capabilities in all dosage forms. The resulting, more competitive foundation positions the combined company for continued success in the changing generics market.

I’ve attached a copy of the press release about the combination, and you can also view it on our website (www.amneal.com). Pending customary and regulatory approvals, the deal is expected to close the first half 2018.

Amneal was built on a core belief in the relentless pursuit of quality, integrity and value and the treatment of our partners as an extension of our family. This belief has guided our journey to becoming a leading generic pharmaceutical company. I want to assure you that this announcement will have no impact on our current day-to-day operations, and we will continue business as usual. Until the closing of this transaction, Amneal will continue to operate as a separate and independent company from Impax.

We look forward to continuing to strengthen our relationship throughout this transition. If you have any questions, as always, please do not hesitate to contact me.

Sincerely,

Jim Luce Executive Vice President – Sales & Marketing

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to that certain Business Combination Agreement by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation. In connection with the proposed transaction, Holdco intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax, Amneal or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526. Copies of the documents filed with the SEC by Amneal will be available free of charge by contacting Amneal Investor Relations at (908) 947-3740 or Investor_Relations@amneal.com.

Participants in Solicitation

Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended Dec. 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Amneal cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to statements regarding benefits of the proposed transaction, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Forms 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than as described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Amneal on the date hereof, and unless legally required, Amneal disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.